SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment #32)

Provident Financial Group, Inc.
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(Name of Issuer)

Common Stock, No Par Value
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(Title of Class of Securities)

743866 10 5
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(CUSIP Number)

James C. Kennedy, Esq.
One East Fourth Street
Cincinnati, Ohio 45202
(513) 579-2538
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(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

See Item 5
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(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [    ]

Page 1 of 15 Pages

CUSIP NO. 743866 10 5	13D	Page 2 of 15 Pages

1	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION, NOS. OF ABOVE PERSONS

American Financial Group, Inc. 31-1544320

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [X]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS*
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
	IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ohio corporation

7	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:
SOLE VOTING POWER

6,129,475

8	SHARED VOTING POWER

9	SOLE DISPOSITIVE POWER SHARED VOTING POWER

7,117,675

10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
7,117,675

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.0%

14	TYPE OF REPORTING PERSON*

HC

CUSIP NO. 743866 10 5	13D	Page 3 of 15 Pages

1	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION, NOS. OF ABOVE PERSONS

Carl H. Lindner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [X]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS*
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
	IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States Citizen

7	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:
SOLE VOTING POWER

2,273,792

8	SHARED VOTING POWER

9	SOLE DISPOSITIVE POWER

2,273,792

10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
2,273,792

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.6%

14	TYPE OF REPORTING PERSON*

IN

CUSIP NO. 743866 10 5	13D	Page 4 of 15 Pages

1	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION, NOS. OF ABOVE PERSONS

Carl H. Lindner III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS*
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
	IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States Citizen

7	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:
SOLE VOTING POWER

1,881,774

8	SHARED VOTING POWER

9	SOLE DISPOSITIVE POWER SHARED VOTING POWER

1,881,774

10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
1,881,774

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.8%

14	TYPE OF REPORTING PERSON*

IN

CUSIP NO. 743866 10 5	13D	Page 5 of 16 Pages

1	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION, NOS. OF ABOVE PERSONS

S. Craig Lindner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [X]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS*
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
	IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States Citizen

7	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:
SOLE VOTING POWER

3,395,400

8	SHARED VOTING POWER

9	SOLE DISPOSITIVE POWER SHARED VOTING POWER

3,395,400

10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

3,395,400

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.8%

14	TYPE OF REPORTING PERSON*

IN

Item 1.     Security and Issuer.

     This Amendment No. 32 to Schedule 13D is filed on behalf of American Financial Group, Inc. ("AFG"), and Carl H. Lindner ("CHL"), Carl H. Lindner III ("CHLIII") and S. Craig Lindner ("SCL") (collectively, the "Lindner Family") (AFG and the Lindner Family are collectively referred to as the "Reporting Persons"), to amend and update the Schedule 13D most recently amended on May 22, 2002, relative to the no par value Common Stock ("Common Stock") issued by Provident Financial Group, Inc. (referred to herein as "Provident").

     The principal executive offices of Provident are located at One East Fourth Street, Cincinnati, Ohio 45202. All capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Schedule 13D, as amended. Items not included in this amendment are either not amended or are not applicable.

     As of January 31, 2004, the Lindner Family beneficially owned approximately 28.1% of the outstanding voting stock of AFG.

Item 2. Identity and Background.

      Please see Exhibit 1.

Item 3. Source and Amount of Funds or Other Consideration.

N/A

Item 4.     Purpose of Transaction.

     On February 16, 2004, Provident entered into a Merger Agreement with National City Corp. ("NCC") pursuant to which Provident would become a wholly-owned subsidiary of NCC. If the Merger is consummated, holders of Provident Common Stock would receive 1.135 shares of NCC Common Stock for each share of Provident Common Stock or equivalent held. Please see the attached press release attached hereto as Exhibit 2.

Item 5.     Interest in Securities of the Issuer.

     As of January 31, 2004, the Reporting Persons beneficially owned an aggregate of 14,668,641 shares (or approximately 28.9% of the outstanding shares) of Provident Common Stock as follows:
Holder	Number of Shares	% Ownership
--------	----------------	-----------

GAI	5,629,771
GALIC (a)	963,003
LOYAL (b)	494,100
MCC	30,801
	-----------
AFG Total:	7,117,675	14.0%

Carl H. Lindner (c)	2,273,792	4.6%
Carl H. Lindner III (d)	1,881,774	3.8%
S. Craig Lindner (e)	3,395,400	6.8%

	-----------
Reporting Persons Total:	14,668,641

GAI      = Great American Insurance Company, 100% owned by AFG

GALIC    = Great American Life Insurance Company, 82% owned by AFG

LOYAL    = Loyal American Life Insurance Company, 100% owned by GALIC

MCC      = Mid-Continent Casualty Company, 100% owned by AFG

 a.  Includes 494,100 shares issuable upon conversion of Provident D Preferred.

  Represents shares issuable upon conversion of Provident D Preferred.

  Includes 1,734,994 shares held by his spouse and 391,242 shares held by a foundation over which he has voting and investment power. Does not include the shares beneficially owned by subsidiaries of AFG, of which he is Chairman of the Board and Chief Executive Officer, but with whom he does not share voting or investment power. Excludes shares held in trust for the benefit of the Lindner family, the trustee of which is an independent third party who has power to direct the voting and disposition of such shares.
  Includes 7,604 shares held by his spouse. Does not include shares beneficially owned by AFG. See Note (c).
  Includes 233,180 shares held by his spouse individually and as custodian for their children and 35,126 shares held by a charitable foundation over which he has voting and investment power. Does not include shares beneficially owned by AFG. See Note (c).

     Certain executive officers and directors of AFG beneficially own shares of Provident Common Stock as follows:
Holder	Number of Shares
-------------------	----------------
James E. Evans	5,000
Fred J. Runk	148,735
Thomas E. Mischell	40,684
William R. Martin	707
Theodore H. Emmerich	2,625
Thomas M. Hunt	3,000

      As of January 31, 2004, and within the prior 60-day period, the Reporting Persons have entered into the following transactions involving Provident Common Stock.
Holder	DATE	Nature of Transaction	NUMBER OF SHARES	PRICE PER SHARE

S. Craig Lindner	12/23/03	Disposed by Gift	(810)	N/A
S. Craig Lindner	12/30/03	Disposed by Gift	(5,000)	N/A
Carl H. Lindner III	1/7/04	Disposed by Gift	(671)	N/A
Carl H. Lindner	1/9/04	Disposed by Gift	(12,258)	N/A
Carl H. Lindner III	1/9/04	Received as Gift	4,086	N/A
S. Craig Lindner	1/9/04	Received as Gift	4,086	N/A

      On January 15, 2004, the spouse of Carl H. Lindner received 97,453 shares of Provident Common Stock as a distribution from a Trust for her benefit.

      To the best knowledge and belief of the undersigned, other than as described herein, no transactions involving Provident equity securities had been engaged in by the Reporting Persons or by the directors or executive officers of AFG.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     See Exhibit 2.

Item 7.   Material to be filed as Exhibits.

(1) Schedule referred to in Item 2.

(2) Press Release dated February 17, 2004

(3) Joint Filing Agreement

(4) Powers of Attorney executed in connection with filings under the Securities Exchange Act of 1934, as amended.

     After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.

Dated:    February 17, 2004
AMERICAN FINANCIAL GROUP, INC.

By: Karl J. Grafe
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Karl J. Grafe, Assistant General Counsel & Assistant Secretary

Karl J. Grafe
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Karl J. Grafe, As Attorney-in-Fact for:
Carl H. Lindner
Carl H. Lindner III
S. Craig Lindner
Keith E. Lindner

Exhibit 1

Item 2.  Identity and Background.

     American Financial Group, Inc. is engaged primarily in specialty and multi-line property and casualty insurance businesses and in the sale of tax-deferred annuities and certain life and health insurance products.

     Carl H. Lindner's principal occupation is as Chairman of the Board of Directors and Chief Executive Officer of AFG.

     Carl H. Lindner III's principal occupation is as Co-President of AFG.

     S. Craig Lindner's principal occupations are as Co-President of AFG and President of Great American Financial Resources, Inc., an affiliate of AFG.

     The identity and background of the executive officers, directors and controlling persons of AFG (other than the Lindner Family, which is set forth above) are as follows:

     1. Theodore H. Emmerich is a retired managing partner of Ernst & Young, certified public accountants, Cincinnati, Ohio. He is presently a director of AFG. Mr. Emmerich's address is 1201 Edgecliff Place, Cincinnati, Ohio, 45206.

     2. James E. Evans' principal occupation is as Senior Vice President and General Counsel of AFG.

     3. William W. Verity's principal occupation is as President of Veritas Asset Management, LLC, an investment management company. He is presently a director of AFG. Mr. Verity's business address is 1103 Bay Street, Beaufort, SC 29902.

     4. William R. Martin's principal occupation is as Chairman of the Board of MB Computing, Inc., a privately held computer software development company. He is presently a director of AFG. Mr. Martin's business address is 245 46th Avenue, St. Petersburg Beach, Florida 33706.

     5.  Fred J. Runk's principal occupation is as Senior Vice President and Treasurer of AFG.

     6. Thomas E. Mischell's principal occupation is as Senior Vice President - Taxes of AFG.

     7.  Keith A. Jensen's principal occupation is as Senior Vice President of AFG. He is also Executive Vice President of Great American Financial Resources, Inc.

     8.  Terry S. Jacobs' principal occupation is as Chairman of the Board, Chief Executive Officer, Treasurer and a director of Regent Communications, Inc. since its incorporation in November 1996. Mr. Jacobs served as president and chief executive officer of a privately-held radio broadcast company, which he co-founded in 1993 and which acquired and operated 23 radio stations until its merger into Jacor Communications, Inc. in February 1997. Prior to 1993, Mr. Jacobs was chairman and chief executive officer of Jacor Communications, Inc., a radio broadcast company. Mr. Jacobs currently serves as a director of National Grange Mutual Insurance Company and of Capital Title Group, Inc. He is currently a director of AFG. Mr. Jacobs business address is Regent Communications, Inc., 100 East RiverCentre Boulevard, 9th Floor, Covington, Kentucky 41011.

     9.  William A. Shutzer's principal occupation is as Managing Director of Lehman Brothers. He served as a Partner in Thomas Weisel Partners LLC, a merchant banking firm, from 1999 through 2000, as Executive Vice President of ING Baring Furman Selz LLC from 1998 through 1999, President of Furman Selz Inc. from 1995 through 1997 and as a Managing Director of Lehman Brothers and its predecessors from 1978 through 1994. AFG has done business with each of these firms from time to time over the past 20 years. Mr. Shutzer is also a member of the Boards of Directors of Tiffany & Co., Jupiter Media Corp.; CSK Auto Corp., Blount International, Inc., Practice Works, Inc., and RSI Holding Corp. He currently serves as a director of AFG. Mr. Shutzer's business address is Lehman Brothers, 399 Park Avenue, 9th Floor, New York, NY 10022.

     Unless otherwise noted, the business address of AFG and each of the persons listed above is One East Fourth Street, Cincinnati, Ohio, 45202, and all of the individuals are citizens of the United States.

     None of the persons listed above have during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Exhibit 2

AMERICAN FINANCIAL GROUP, INC. ANNOUNCES RESULT OF

PROVIDENT FINANCIAL/NATIONAL CITY MERGER

Cincinnati, Ohio - February 17, 2004 - American Financial Group, Inc. (NYSE: AFG) today announced that the proposed merger of Provident Financial Group, Inc. (NASDAQ: PFGI) with National City Corporation (NYSE: NCC) is expected to result in a significant after-tax realized gain. The proposed merger was announced earlier today by Provident and National City.

      AFG owns 6.1 million Provident common shares and 70,000 shares of Provident preferred stock, convertible into another 1 million common shares. Upon completion of the merger, AFG expects to receive 8.1 million National City shares and to recognize an after-tax realized gain of between $130 million and $140 million depending upon market prices at closing. At December 31, 2003, AFG's shareholders' equity included a net unrealized gain of $100 million attributable to its Provident investment. This transaction would give rise to an incremental increase in shareholders' equity of between $30 million and $40 million ($.40 to $.55 per share), again depending on market prices at closing.

      Through the operations of the Great American Insurance Group, AFG is engaged primarily in property and casualty insurance, focusing on specialized commercial products for businesses, and in the sale of retirement annuities, life and supplemental health insurance products.

Forward Looking Statements

      This press release contains certain statements that may be deemed to be "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements in this press release not dealing with historical results are forward-looking and are based on estimates, assumptions and projections. Examples of such forward-looking statements include statements relating to: the Company's expectations concerning market and other conditions, future premiums, revenues and earnings; and rate increases.

      Actual results could differ materially from those expected by AFG depending on certain factors including but not limited to: changes to the terms of the proposed transaction, changes in economic conditions including interest rates, performance of securities, the availability of capital, regulatory actions, judicial decisions and rulings, tax law changes, and other changes in market conditions that could affect any party to the proposed transaction.

Contact:	Web Sites:
Anne N. Watson	www.amfnl.com
Vice President-Investor Relations	www.GreatAmericanInsurance.com
(513) 579-6652

-o0o-

Exhibit 3

AGREEMENT

      This Agreement executed this 7th day of April, 1995, is by and among American Premier Group, Inc. ("American Premier") and American Financial Corporation ("AFC"), both Ohio corporations, located at One East Fourth Street, Cincinnati, Ohio 45202, and Carl H. Lindner ("CHL"), Carl H. Lindner III (CHL III), S. Craig Lindner ("SCL") and Keith E. Lindner ("KEL"), each an individual, the business address of each is One East Fourth Street, Cincinnati, Ohio 45202. CHL, CHL III, SCL and KEL are referred to herein collectively as the Lindner Family.

      WHEREAS, as of the date of this Agreement, American Premier owns 100% of the common stock of AFC and the Lindner Family beneficially owns approximately 49.9% of American Premier's outstanding Common Stock and each member of the Lindner Family is a director and executive officer of American Premier and AFC;

      WHEREAS, the Lindner Family may be deemed to be the beneficial owner of securities held by American Premier, AFC and their subsidiaries pursuant to Regulation Section 240.13d-3 promulgated under the Securities Exchange Act of 1934, as amended;

      WHEREAS, American Premier and AFC and their subsidiaries from time to time must file statements pursuant to certain sections of the Securities Exchange Act of 1934, as amended, concerning the ownership of equity securities of public companies;

      NOW THEREFORE BE IT RESOLVED, that American Premier, AFC and the Lindner Family, do hereby agree to file jointly with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by or on behalf of American Premier, AFC or any of their subsidiaries pursuant to Section 13(d), 13(f), 13(g), and 14(d) of the Securities Exchange Act of 1934, as amended.
AMERICAN PREMIER GROUP, INC.
AMERICAN FINANCIAL CORPORATION

By:/s/ James E. Evans
Vice President & General Counsel

/s/ Carl H. Lindner
/s/ Carl H. Lindner III
/s/ S. Craig Lindner
/s/ Keith E. Lindner

Exhibit 4

POWER OF ATTORNEY

-----------------

     I, Carl H. Lindner, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as Chairman of the Board of Directors and Chief Executive Officer of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), 14(d) and 16(a) of the Securities and Exchange Act of 1934, as amended.

     IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November, 1997.
/s/Carl H. Lindner
----------------------------
Carl H. Lindner

POWER OF ATTORNEY

-----------------

     I, Carl H. Lindner III, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), 14(d) and 16(a) of the Securities and Exchange Act of 1934, as amended.

     IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November, 1997.
/s/Carl H. Lindner III
---------------------------
Carl H. Lindner III

POWER OF ATTORNEY

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     I, S. Craig Lindner, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), 14(d) and 16(a) of the Securities and Exchange Act of 1934, as amended.

     IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November, 1997.

/s/ S. Craig Lindner
---------------------------
S. Craig Lindner